MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

YEAR ENDED DECEMBER 31, 2011

As at March 23, 2012

(Dollar amounts expressed in US dollars, unless otherwise indicated)

FORTUNA SILVER MINES INC.

Management’s Discussion and Analysis

For the year ended December 31, 2011

(Dollar amounts expressed in US dollars, unless otherwise indicated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Fortuna Silver Mines Inc. and its subsidiaries’ (“Fortuna” or the “Company”) performance and such factors that may affect its future performance. For a comprehensive understanding of Fortuna’s financial condition and financial performance, this MD&A should be read in conjunction with the Company’s audited consolidated financial statements for year ended December 31, 2011 and the related notes contained therein. The Company reports its financial position, financial performance and cash flows in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A refers to various non-GAAP financial measures, such as cash cost per tonne of processed ore, cash cost per ounce of payable silver, adjusted net income (loss), cash generated by operating activities before changes in working capital, income taxes, and interest income, used by the Company to manage and evaluate operating performance and ability to generate cash and are widely reported in the silver mining industry as benchmarks for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. The Company believes that certain investors use these non-GAAP financial measures to evaluate the Company’s performance. Accordingly, non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations as required.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “Cautionary Statement on Forward-Looking Statements”.

Index

Page

Business of the Company

2

Recent Developments and 2011 Highlights

2

Results of Operations

4

Property Option Agreements

11

Annual Financial Results

12

Quarterly Information

15

Fourth Quarter Financial Results

16

Cash cost per silver ounce and cash cost per tonne (non-GAAP financial measures)

18

Liquidity and Capital Resources

21

Off-Balance Sheet Arrangements

26

Derivatives

27

Related Party Transactions

27

Significant Accounting Judgments and Estimates

29

Financial Instruments and Related Risks

31

Changes in Accounting Policies including Initial Adoption

34

Other Data

37

International Financial Reporting Standards (“IFRS”)

39

Other Risks and Uncertainties

42

Controls and Procedures

42

Outlook

43

Cautionary Statement on Forward-Looking Statements

45

Business of the Company

Fortuna is engaged in silver mining and related activities, in Latin America, including exploration, extraction, and processing.  The Company operates the Caylloma zinc/lead/silver mine in southern Peru and the San Jose silver/gold mine in Mexico.

Fortuna is a publicly traded company incorporated and domiciled in Canada and is listed on the New York Stock Exchange under the trading ticker symbol “FSM”, and on the Toronto Stock Exchange and Lima Stock Exchange under the trading ticker symbol “FVI”.

The Company’s registered office is at Suite 650, 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L6.

The financial results include the accounts of the Company and wholly owned subsidiaries: Minera Bateas S.A.C. (“Bateas”); Fortuna Silver (Barbados) Inc.; Compania Minera Cuzcatlan SA (“Cuzcatlan”); Continuum Resources Ltd. (“Continuum”); Fortuna Silver Mines Peru S.A.C. (“FSM Peru”); and Fortuna Silver Mexico, S.A. de CV. (“FS Mexico”).

Recent Developments and 2011 Highlights

Fatal Accident Report

It is with great sorrow the Company informs that on February 26, 2012 a fatal accident claimed the life of a driller and injured a supervisor, both working for the Company’s mine contractor operating the Animas vein on Level 12 of the Caylloma mine.  All mine operations were stopped immediately.  The supervisor is in stable condition and recovering in a hospital in Arequipa.  Mine operations resumed on February 28, 2012.  Fortuna´s senior operations management team traveled to the mine site the same day of the accident and a corporate investigation of this tragic accident was launched. Findings indicate the crew of contractors suffered a premature detonation on a round of rib and ditch blast.  Levels of responsibility and breaches of safety regulations and procedures that led to the accident were identified as a result of the investigation.  Under the recommendations of the investigation report, Fortuna is implementing companywide measures to ensure additional safeguards are in place against violations of safety regulations and procedures.

This is the first tragic accident in the history of Fortuna´s operations.  The Company has a culture of zero tolerance for insecure acts and conditions and is acting accordingly.

Financial and Operating Results

During the quarter ended December 31, 2011, the Company generated a net loss of $1.76 million (Q4 2010: income $4.33 million) on operating income of $4.44 million (Q4 2010: $8.03 million) and sales of $31.05 million (Q4 2010: $23.91 million).

During the year ended December 31, 2011, the Company generated a net income of $19.53 million (2010: income $16.00 million) on operating income of $38.07 million (2010: $27.73 million) and sales of $110.00 million (2010: $74.06 million).

Silver ounces produced during the quarter ended December 31, 2011 were 913,803 (Q4 2010: 481,802) ounces, 90% above the prior year.  Gold ounces produced during the quarter ended December 31, 2011 were 4,153 (Q4 2010: 1,822) ounces, 128% above the prior year.

Silver ounces produced during the year ended December 31, 2011 were 2,486,655 (2010: 1,906,423) ounces, 30% above the prior year.  Gold ounces produced during the year ended December 31, 2011 were 6,843 (2010: 2,556) ounces, 168% above the prior year.

During the quarter ended December 31, 2011 silver comprised 68% (Q4 2010: 55%) of revenue and the realized silver price was $27.64 (Q4 2010: $23.73) per ounce. San Jose contributed to our consolidated revenue stream for the full quarter after commencing operations in September 2011.   As at the end of 2011, San Jose had accumulated approximately $4.4 million worth of silver-gold concentrate inventory based on average prices for the quarter. Consolidated cash cost per ounce, for the quarter, net of by-product credits, was $5.11 (Q4 2010: negative $6.31). Refer to cash cost per silver ounce and cash cost per tonne (non-GAAP financial measures) for reconciliation of cash cost to the cost of sales.

During the year ended December 31, 2011 silver comprised 65% (2010: 49%) of revenue and the realized silver price was $31.11 (2010: $18.18) per ounce.   Consolidated cash cost per ounce, for the year, net of by-product credits, was $0.37 (2010: negative $5.99). Refer to cash cost per silver ounce and cash cost per tonne (non-GAAP financial measures) for reconciliation of cash cost to the cost of sales.

Cash generated by operating activities before changes in working capital, income taxes, and interest income for the year ended December 31, 2011 totalled $53.35 million, up from $31.34 million in 2010.

Commercial production at the San Jose silver and gold mine was delivered on September 1, 2011 on-time and on-budget after fifteen months of construction and commissioning.  The mine and mill are operating within design parameters at a rate of 1,000 tpd with a planned investment in infrastructure, in 2012 and 2013, to expand to 1,500 tpd by Q3 2013.  Cash cost per Ag oz, net of by-product credits, for 2011 was $4.51.

Corporate Highlights

On April 19, 2011 the Company announced changes to the Board of Directors with the appointment of Mr. Thomas Kelly and the resignation of Mr. Jeffrey Franzen.

On May 26, 2011 Mr. Jorge Ganoza Aicardi resigned as Vice-President, Operations.  Effective August 1, 2011 Mr. Manuel Ruiz-Conejo, previously Vice-President, Project Development was appointed to the position.

The Company’s common shares began trading on the New York Stock Exchange (“NYSE”) at the opening of trading on Monday, September 19, 2011 (refer to Sedar.com for releases dated August 29, 2011 and September 15, 2011).

Effective at the market open on December 19, 2011, the Company was added to the S&P/TSX Composite.

Results of Operations

Consolidated Metal Production

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended December 31,		Years ended December 31,
	2011	2010	2011	2010
Consolidated Metal Production	Consolidated	Consolidated	Consolidated	Consolidated
Silver (Oz)*	913,803	481,802	2,486,655	1,906,423
Gold (Oz)*	4,153	1,822	6,843	2,556
Lead (000's lb)	4,396	5,338	19,678	21,373
Zinc (000's lb)	5,688	6,158	23,425	26,137
Copper (000's lb)	0	987	36	4,596

* Caylloma: Silver in lead and copper concentrates; San Jose: Silver in silver and gold concentrates

The Company’s silver production in Q4 of 2011 was 90% higher than Q4 2010 as a result of higher silver production from Caylloma of 11% and the contribution from San Jose for its first full quarter under commercial operations.

The Company´s silver production in 2011 was 30% higher than in 2010 as a result of higher silver production from Caylloma of 5% and the contribution from San Jose for the second half of the year.

Consolidated Production Highlights for Q4 2011:

•

Silver production of 913,803 ounces; 90% increase over Q4 2010;

•

Gold production of 4,153 ounces; 128% increase over Q4 2010;

•

Lead production of 4,396 (000’s) pounds; 18% decrease over Q4 2010, and,

•

Zinc production of 5,688 (000’s) pounds; 8% decrease over Q4 2010.

Consolidated Production Highlights for 2011:

•

Silver production of 2.49 million ounces; 30% increase over 2010;

•

Gold production of 6,843 ounces; 168% increase over 2010;

•

Lead production of 19,678 (000’s) pounds; 8% decrease over 2010, and,

•

Zinc production of 23,425 (000’s) pounds; 10% decrease over 2010.

Caylloma Mine Production

Mine Production	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended December 31,		Years ended December 31,
	2011	2010	2011	2010
	Caylloma	Caylloma	Caylloma	Caylloma

Silver*
Grade (g/t)	177.42	159.51	170.91	159.24
Recovery %*	80.82	83.69	81.43	85.67
Production (Oz)*	536,426	481,802	2,008,488	1,906,423
Gold
Grade (g/t)	0.35	0.40	0.36	0.40
Recovery %*	44.97	51.00	45.71	46.28
Production (Oz)*	591	734	2,393	2,556
Lead
Grade (%)	1.85	2.37	2.15	2.44
Recovery %	92.39	90.93	92.68	91.28
Production (000's lb)	4,396	5,338	19,678	21,373
Zinc
Grade (%)	2.47	2.87	2.68	3.10
Recovery %	89.73	86.77	88.46	87.99
Production (000's lb)	5,688	6,158	23,425	26,137
Copper Production (000's lb)	0	987	36	4,596
Unit Costs
Production cash cost (US$/oz ag)**	6.67	(6.31)	(0.59)	(5.99)
Production cash cost (US$/tonne)	79.68	64.55	68.98	58.43
Unit Net Smelter Return (US$/tonne)	188.42	185.96	217.70	163.59

* Caylloma: Silver in lead and copper concentrates

** Net of by-product credits

Summary of Q4 2011 Caylloma Mine Production Results:

•

Silver production of 536,426 ounces; 11% increase over Q4 2010;

•

Gold production of 591 ounces; 68% decrease over Q4 2010;

•

Lead production of 4,396 (‘000’s) pounds; 18% decrease over Q4 2010;

•

Zinc production of 5,688 (‘000’s) pounds, 8% decrease over Q4 2010; and,

•

Cash cost per silver ounce, net of by-product credits, $6.67 (refer to cash cost per silver ounce and cash cost per tonne (non-GAAP financial measures) for reconciliation of cash cost to the cost of sales).

Summary of 2011 Caylloma Mine Production Results:

•

Silver production of 2,008,488 ounces; 5% increase over 2010;

•

Gold production of 2,319 ounces; 9% decrease over 2010;

•

Lead production of 19,678 (‘000’s) pounds; 8% decrease over 2010;

•

Zinc production of 23,425 (‘000’s) pounds; 10% decrease over 2010; and,

•

Cash cost per silver ounce, net of by-product credits, negative $0.59 (refer to cash cost per silver ounce and cash cost per tonne (non-GAAP financial measures) for reconciliation of cash cost to the cost of sales).

Discussion on Caylloma Mine Operations

Silver production at Caylloma for the year was 2,008,488 ounces with mill feed being sourced mainly from the Animas (88%), Bateas (6%), and Soledad (5%) veins.  The increase in silver production for the year compared to the same period last year was achieved through higher throughput and head grades in spite of a decrease in metallurgical recovery rates of 5%. Higher grades are a result of an increase in mill feed contribution from the high silver grade ore shoot on level 6 in Animas vein and bonanza ore from Bateas vein.  The reduction in metallurgical recoveries is a result of mixed sulfide-oxide material on level 6 of the animas vein.

In January 2011, production of copper-silver concentrate was discontinued at Caylloma due to a material deterioration in treatment and refining smelter charges with respect to 2010. The Company is monitoring market conditions to evaluate restarting the circuit.  Copper accounted for 0.18% of sales in 2011 (2010: 3.68%).

The new high-grade silver ore shoots that were discovered through the extension of exploration and development drifts from current production areas on the 10th and 12th levels of the Bateas Vein (refer to press release dated April 14, 2011) entered into production in late June.    Exploration drifting towards the northeast area of the Bateas Vein was stopped by the end of September 2011 in order to improve ventilation and infrastructure for auxiliary services in levels 10 and 12. By mid December 2011, a ventilation shaft from surface to level 12 was completed, and two more shafts between levels 10 and 12 should be completed by the end of March 2012 to resume exploration drifting.

In June 2011, the Company received the approval of the environmental impact study for the construction of a plant expansion to 1,500 tpd encompassing a new tailings facility.  The construction of the tailings dam for the first two years of operation concluded in late 2011. The tailings pipeline and pumping system is scheduled for completion in June 2012. Total design capacity of the tailings facility including future expansions is for 9 years of operation at the current mill throughput rate.

In May 2011, the Company submitted to the Ministry of Energy and Mines (“MEM”), in Peru, the application for construction permit of the tailings facility. Approval of this permit has not been received as of March 23, 2012.  All technical and surface rights observations made by MEM in November 2011 have been addressed and the Company is awaiting final resolution.  Although the Company is working closely with MEM and expects to receive the permits on time, the delay in obtaining this permit represents a risk for the commissioning of the new tailings facility in June 2012 which could lead to a subsequent temporary stoppage of operations.

Cash cost per payable ounce of silver, for the year ended December 31, 2011, was negative $0.59 net of by-product credits compared to negative $5.99 in 2010. This increment was driven by a cash cost increase and lower base metal credits in the second half of 2011, with special emphasis in the fourth quarter. Cash cost per oz throughout 2011 went from negative $5.82 in Q1 2011 to $6.67 in Q4 2011. The sharp increment throughout the year is explained by a decrease in by-product credits of $9.40/oz and a 29% unit cash cost per tonne increase. The decrease in by-product credits was primarily due to lower base metal prices (lead 24%, zinc 21%) and lower lead production (13%). The unit cost increments reflect cost increases in qualified labor and industry related services that have been mounting in the Peruvian underground mining industry since late 2010. For 2012, the Company anticipates cost pressures to continue; several productivity and cost control initiatives are included in the 2012 operational and capital budgets.

Capital expenditures for the year ended December 31, 2011 amounted to $17.1 million. The main components were the first phase of the new tailings facility ($7.8 million), mine development ($3.7 million), and camp infrastructure and ancillary facilities ($1.7 million).

Capital expenditures budgeted for the year 2012 amount to $25.1 million which includes the second phase of the new tailings facility ($4.8 million), upgrading of the processing plant ($8.2 million), mine camp improvements ($4.8 million), and mine development ($4.5 million).

A total of 10,551 meters were drilled in Caylloma in 2011 with close to 50% of the program allocated to Animas vein and the other 50% distributed among high grade silver targets at La Plata, San Cristobal, and Bateas veins.  A total of 3,642 meters of exploration drifting were done with 50% allocated to Bateas and San Cristobal veins, and 40% allocated to Animas vein.

The brownfields exploration budget for 2012, amounts to $7.2 million including 3,552 meters of drifting and 16,000 meters of drilling.

Cash cost is a non-GAAP financial measure, refer to cash cost per silver ounce and cash cost per tonne (non-GAAP financial measures) for reconciliation of cash cost to the cost of sales.

San Jose Mine Production***

Mine Production	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended December 31,		Years ended December 31,
	2011	2010	2011	2010
	San Jose	San Jose	San Jose	San Jose

Tonnes milled	87,884	0	116,410	0
Average tons milled per day	955	0	954	0
Silver*
Grade (g/t)	159.00	0.00	150.40	0.00
Recovery %*	84.00	0.00	84.95	0.00
Production (Oz)*	377,377	0	478,167	0
Gold
Grade (g/t)	1.48	0.00	1.43	0.00
Recovery %*	84.90	0.00	84.62	0.00
Production (Oz)*	3,562	0	4,524	0
Unit Costs
Production cash cost (US$/oz ag)**	2.85	na	4.51	na
Production cash cost (US$/tonne)	47.16	na	50.73	na
Unit Net Smelter Return (US$/tonne)	147.31	0.00	147.33	0.00

* San Jose: Silver in gold concentrates

** Net of by-product credits

***From commercial production, which commenced on September 1, 2011

Summary of Q4 2011 San Jose Mine Production Results:

•

Silver production of 377,377 ounces;

•

Gold production of 3,562 ounces; and,

•

Cash cost per silver ounce, net of by-product credits, $2.85 (refer to cash cost per silver ounce and cash cost per tonne (non-GAAP financial measures) for reconciliation of cash cost to the cost of sales).

Summary of 2011 San Jose Mine Production Results:

•

Silver production of 478,167 ounces;

•

Gold production of 4,524 ounces; and,

•

Cash cost per silver ounce, net of by-product credits, $4.51 (refer to cash cost per silver ounce and cash cost per tonne (non-GAAP financial measures) for reconciliation of cash cost to the cost of sales).

Discussion on San Jose Mine Operations

Production at the San Jose silver and gold mine commenced on September 1, 2011 on-time and on-budget after fifteen months of construction and commissioning.  The mine and mill are operating within design parameters at a rate of 1,000 tpd with a planned investment in infrastructure, in 2012 and 2013, to expand to 1,500 tpd by Q3 2013.  Cash cost per tonne of processed ore was $50.73.

Mine production is currently taking place above level 1,400 on blocks K, L, and M with production targets being met according to plan.  Production in level 1,300 is scheduled to commence during the second quarter of 2012, 3 months ahead of the original mine plan.  As of the end of the second week of March 2012, the main ramp reached the 1,300 meter elevation where production blocks C and D will be developed by year end as the mine moves towards the planned expansion of 1,500 tpd.

The plant is processing ore at an average throughput rate of 1,000 tpd.  Metallurgical recovery is still undergoing an adjustment process and remains within 95% of design parameters.  Concentrate grade is already at planned levels for the current head grades.

Capital expenditures budgeted for the year 2012, amounts to $30.7 million which includes a new concentrate leaching facility to produce dore bars ($12 million), ramp and mine development ($9.2 million), tailings dam expansion to support 1,500 tpd ($4.5 million), processing plant expansion ($1.6 million), a hydraulic fill plant and the underground power grid  ($2.6 million).

A total of 13,527 meters were drilled in San Jose and our surrounding properties in 2011 with 60% of the program directed to test the southern extension of the San Jose deposit (“San Ignacio”) and the balance allocated to new target zones Taviche and El Rancho.  A follow up program for San Ignacio in 2012 will continue testing for extensions of mineralization open to the south of existing reserves.

The 2012 brownfields program amounts to $5.8 million including over 15,000 meters of drilling.

Violent acts have claimed the life of two members of the San Jose del Progreso community on January 18 and March 15, 2012.  These murders are being investigated by local authorities and mourned by the entire community.    Continuous violence in Mexico and in the state of Oaxaca is a concern for the Company. Security measures are being taken to ensure the safeguard of our personnel.

Cash cost, cash cost per silver ounce, and cash cost per tonne are non-GAAP financial measures, refer to cash cost per silver ounce and cash cost per tonne (non-GAAP financial measures) for reconciliation of cash cost to the cost of sales.

Caylloma Mine and San Jose Mine* Concentrates

	QUARTERLY RESULTS				YEAR TO DATE RESULTS
	Three months ended December 31,				Years ended December 31,
	2011		2010		2011		2010
	Caylloma	San Jose	Caylloma	San Jose	Caylloma	San Jose	Caylloma	San Jose
Mine Concentrates		730
Silver Gold
Opening Inventory (t)	0	538	0	0	0	0	0	0
Production (t)	0	2,276	0	0	0	2,958	0	0
Sales (t)	0	2,084	0	0	0	2,227	0	0
Adjustment (t)	0	0	0	0	0	0	0	0
Closing Inventory (t)	0	730	0	0	0	730	0	0
Ag in concentrate (g/t)**	0	5,155	0	0	0	5,028	0	0
Au in concentrate (g/t)**	0	49	0	0	0	48	0	0
Zinc
Opening Inventory (t)	273	0	540	0	263	0	369	0
Production (t)	4,964	0	5,467	0	20,569	0	22,291	0
Sales (t)	4,920	0	5,749	0	20,490	0	22,419	0
Adjustment (t)	-12	0	5	0	-37	0	22	0
Closing Inventory (t)	305	0	263	0	305	0	263	0
Zn in concentrate (%)**	51.98	0.00	51.09	0.00	51.66	0.00	53.86	0.00
Lead
Opening Inventory (t)	232	0	404	0	188	0	408	0
Production (t)	3,599	0	3,829	0	15,767	0	15,015	0
Sales (t)	3,590	0	4,053	0	15,760	0	15,250	0
Adjustment (t)	14	0	8	0	60	0	14	0
Closing Inventory (t)	255	0	188	0	255	0	188	0
Ag in concentrate (g/t)**	4,636	0	1,685	0	3,881	0	1,499	0
Pb in concentrate (%)**	55.41	0.00	63.23	0.00	56.61	0.00	64.56	0.00
Copper
Opening inventory (t)	4	0	44	0	29	0	46	0
Production (t)	0	0	448	0	80	0	2,085	0
Sales (t)	0	0	464	0	104	0	2,117	0
Adjustment (t)	0	0	1	0	-1	0	15	0
Closing Inventory (t)	4	0	29	0	4	0	29	0
Ag in concentrate (g/t)**	0	0	19,056	0	15,876	0	17,644	0
Cu in concentrate (%)**	0.00	0.00	21.62	0.00	20.23	0.00	22.31	0.00

*Commercial production commenced on September 1, 2011.

** Grades from commercial production.

Property Option Agreements

Mario Property

In May 2011, the Company entered into an agreement to acquire a 100% interest in the Mario Property, located in the Department of Junin in central Peru.  Under the terms of the agreement, the Company is granted the exclusive right and option to purchase an undivided 100% interest in the Mario Property subject to the following payments:

1.

$0.50 million on signing of agreement;

2.

$0.50 million on or before six months from the signing of the agreement;

3.

$0.50 million on or before 12 months from the signing of the agreement; and,

4.

$2.50 million on or before 24 months from the signing of the agreement.

The transfer of the property to the Company is subject to a 1% net smelter return (“NSR”) royalty on production from the property payable to Crocodile Gold (“Crocodile”).  The Company shall have the right to purchase the NSR royalty from Crocodile at any time during the five-year period following the final option payment for the sum of $3.0 million.  The property is also subject to a 2% NSR royalty on production payable to Teck Cominco and a 0.5% NSR royalty on production payable to Socrate Capital Inc., with each royalty in turn subject to certain buy-back provisions.

As at December 31, 2011, $1.0 million has been paid under the agreement.

Don Mario Property

The Company entered into an option agreement, effective July 20, 2011, to acquire 100% interest in the Don Mario property, with Consorcio Empresarial Agmin S.A.C.(“AGMIN”). Under the terms of the mining assignment and option to purchase mineral rights agreement (“agreement”), the Company is required to make the following payments:

1.

$0.20 million on signing the agreement;

2.

$0.30 million after 12 months from signing the agreement;

3.

$0.50 million after 24 months from signing the agreement; and,

4.

$2.00 million after 36 months from signing the agreement.

Under the terms of the agreement, once the option is exercised and technical report is prepared under National Instrument 43-101 and published, if the pre-feasibility study indicates that the property contains more than five million silver equivalent ounces, the Company would further pay AGMIN, one dollar for each additional resource and reserves indicated in the pre-feasibility report. The Company has the option to buy-out the additional pay-out for a further $3.0 million, subject to certain conditions.

As at December 31, 2011, $0.20 million has been paid under the agreement.

Annual Financial Results

	Years Ended December 31,
Expressed in $000’s, except per share data */**	2011*	2010*	2009**
Sales	110,004	74,056	51,428
Operating income	38,065	27,728	14,383
Income	19,533	16,003	623
Earnings per share, basic	0.16	0.15	0.01
Earnings per share, diluted	0.16	0.14	0.01

Total assets	271,606	233,870	139,738
Leases and long term liabilities	2,764	3,166	1,454

 * Figures for 2011 and 2010 expressed under IFS

** Figures for 2009 expressed under Canadian Generally Accepted Accounting Principles (“CAD GAAP”)

The comparative financial information for 2009 is presented in accordance with Canadian Generally Accepted Accounting Principles (“CAD GAAP”) and was not required to be restated to IFRS in this MD&A.

During the year ended December 31, 2011 the Company generated net income of $19.53 million (2010: $16.00 million) on operating income of $38.07 million (2010: $27.73 million).  The increase in net income is mainly attributable to higher mine operating income of $60.97 million (2010: $39.21 million) driven by higher sales at Caylloma and the contribution of the San Jose mine, offset by higher selling, general and administrative expenses of $19.84 million (2010: $10.98 million), income taxes of $18.80 million (2010: $11.51 million), impairment of mineral properties, property, plant and equipment of $1.89 million (2010: $nil), exploration and evaluation costs of $1.72 million (2010: $0.55 million), and lower gain on commodity contracts of $0.48 million (2010: $0.74 million).

Sales, for the year end December 31, 2011, increased by 49% to $110.00 million (2010: $74.06 million), compared to the prior year. The sales increase is mainly a result of higher realized prices for silver, gold, lead and zinc of 71%, 29%, 9% and 9%, respectively, and higher metals sold for silver and gold of 23% and 124%, respectively, offset by lower metal sold for lead and zinc of 8% and 11%, respectively.

Mine Metal Sold and Prices	YEAR TO DATE RESULTS
	Years ended December 31,
	2011			2010
	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated

Silver
Sales (Oz)*	2,004,457	320,599	2,325,056	1,894,703	-	1,894,703
Net Realized Price (US$/Oz)**	31.91	26.42	31.11	18.18	-	18.18
Gold
Sales (Oz)*	2,438	2,952	5,391	2,411	-	2,411
Net Realized Price (US$/Oz)**	1,116.09	1,230.34	1,183.39	920.85	-	920.85
Lead
Sales (000's lb)*	19,685	-	19,685	21,461	-	21,461
Net Realized Price (US$/lb)**	0.86	-	0.86	0.79	-	0.79
Zinc
Sales (000's lb)*	23,323	-	23,323	26,306	-	26,306
Net Realized Price (US$/lb)**	0.66	-	0.66	0.60	-	0.60
Copper
Sales (000's lb)*	52	-	52	1,021	-	1,021
Net Realized Price (US$/lb)**	2.65	-	2.65	2.60	-	2.60

* Contained metal in concentrate. The current and subsequent period may include final settlement quantity adjustments from prior periods.

** Calculated based on contained metals and after deductions, treatment, and refining charges.

     Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose.

     Net realized prices are based on provisional sales and are calculated before government royalties.

Cost of sales, for the year ended December 31, 2011, increased by 41% to $49.03 million (2010: $34.84 million) compared to the prior year.  The increase is primarily attributable to 18% higher unit production cash costs per tonne of processed ore in Caylloma and an overall throughput increase of 30%. The higher unit production cash cost per tonne of processed ore reflect cost increases in qualified labor and industry related services that have been mounting in the Peruvian underground mining industry since late 2010.  (Refer to cash cost per silver ounce and cash cost per tonne (non-GAAP financial measures), discussion on Caylloma mine operations, and discussion on San Jose mine operations).

Selling, general and administrative expenses, for the year ended December 31, 2011, increased by 81% to $19.84 million (2010: $10.98 million).  The increase is primarily attributable to share-based payments of $4.79 million in 2011 compared to a net recovery of $0.42 million in 2010, a $2.61 million increase in corporate general and administrative expenses mainly as a result of higher salaries and professional fees related to the growth of the company, the New York Stock Exchange (“NYSE”) listing, and $0.87 million from Cuzcatlan as a result of the commencement of commercial production in the second half of 2011.

	Expressed in $ millions
	Year ended December 31,
	2011	2010
Corporate general and administrative expenses	$9.97	$7.36
Bateas general and administrative expenses	3.36	3.83
Cuzcatlan general and administrative expenses	0.87	-
Foreign exchange	0.22	0.21
Share-based payments	4.79	(0.42)
Peruvian workers’ participation	0.63	-
	$19.84	$10.98

Exploration and evaluation costs, for the year ended December 31, 2011, increased to $1.72 million (2010: $0.55 million) as the Company pursues its exploration program.

Impairment of mineral properties, property, plant and equipment, for year ended December 31, 2011, amounted to $1.89 million (2010: $nil) as the Company has taken an impairment charge related to the Taviche property comprised of: $1.08 million on the tailing dam, $0.14 million on the mine infrastructure, and $0.67 million on equipment, machinery, and buildings.

In 2010, the Company included the idle plant in Taviche as part of the San Jose mine plant as it was more likely than not that the idle plant could be used to treat excess ore from San Jose or from surrounding areas where the company was conducting exploration.  On September 1, 2011, the San Jose mine plant commenced commercial production and in the fourth quarter of 2011, achieved an average of 955 tonnes milled per day with the San Jose plant having sufficient capacity for the production.  In the fourth quarter, management reassessed the usability of the idle plant and in conjunction, obtained an independent third party appraisal of various assets acquired under an asset purchase agreement dated 2007 related to the Taviche property.

Management used the fair value less cost to sell method to determine the recoverable amount of the idle plant.  Based upon an independent appraisal of the assets, which is in accordance with fair value less cost to sell, the Company has taken an impairment charge of $1.89 million that comprised of the following impairments: $1.08 million on the tailing dam, $0.14 million on the mine infrastructure, and $0.67 million on equipment, machinery, and buildings.  As at December 31, 2011, the net book value of assets related to the Taviche property for machinery, and equipment amount to $0.36 million.

Net gain on commodity contract, for the year ended December 31, 2011, was $0.48 million (2010: $0.74 million).  The gain is related to short term contracts used to fix the final settlement price on metal contained in concentrate delivered throughout the period.

Interest income, for the year ended December 31, 2011, increased by 68% to $0.83 million (2010: $0.49 million).  The increase in interest income is primarily attributable to interest earned on long term receivables through the sale of assets and higher invested cash balances at the first half of the year.

Interest expense, for the year ended December 31, 2011, decreased by 21% to $0.56 million (2010: $0.71 million) as a result of a reduction in standby and commitment fees, compared to the prior year.

Income taxes, for the year ended December 31, 2011, increased by 63% to $18.80 million (2010: $11.51 million) due to higher income recorded at Bateas and deferred tax arising from Cuzcatlan.

Income tax provision is comprised of $14.61 million of current income tax expense and $4.19 million of deferred income tax expense mainly related to our Peruvian and Mexican operations.

Quarterly Information

The following table provides information for the eight fiscal quarters ended December 31, 2011:

	Quarters ended
Expressed in $000’s, except per share data*	31-Dec-11	30-Sep-11	30-Jun-11	31-Mar-11	31-Dec-10	30-Sep-10	30-Jun-10	31-Mar-10
Sales	31,047	32,543	24,528	21,886	23,909	18,039	14,565	17,543
Operating income	4,437	14,886	10,665	8,077	8,031	1,030	9,629	9,038
Income before taxes	4,443	14,948	10,754	8,190	8,033	780	9,666	9,034
Income (loss)	(1,755)	10,309	6,197	4,782	4,333	(773)	6,719	5,724
Earnings per share, basic	(0.01)	0.08	0.05	0.04	0.04	(0.01)	0.06	0.06
Earnings per share, diluted	(0.01)	0.08	0.05	0.04	0.04	(0.01)	0.06	0.05

Total assets	271,606	270,259	253,287	242,564	233,870	180,473	175,445	170,198
Leases and long term liabilities	2,764	2,873	2,988	3,384	3,166	2,653	1,384	1,306

* Figures for 2011 and 2010 expressed under IFRS

The past eight quarters show a consistent trend of sales growth with a marginal decline in Q4 2011 from Q3 2011.  This trend reflects the surge in silver price since the beginning of 2010 and the commencement of commercial production at the San Jose mine starting in September 2011.

Fourth Quarter Financial Results

	Three months ended December 31,
Expressed in $’000’s	2011	2010
Sales	$ 31,047	$ 23,909
Cost of sales	17,782	9,804
Mine operating income	13,265	14,105

Other expenses
Selling, general and administrative expenses	5,871	4,583
Exploration and evaluation costs	605	202
Net gain on commodity contracts	442	725
Loss on disposal of mineral properties, property, plant and equipment	16	2
Loss on disposal of investment	-	119
Write-off of deferred exploration costs	-	443
Impairment of mineral properties, property, plant and equipment	1,894	-
Operating income	4,437	8,031

Finance items
Interest income	155	159
Interest expense	(149)	(157)
Net finance income	6	2

Income before tax	4,443	8,033

Income taxes	6,198	3,700
(Loss) Income for the period	$ (1,755)	$ 4,333

During the fourth quarter ended December 31, 2011 the Company generated net loss of $1.76 million (Q4 2010: $4.33 million) on operating income of $4.44 million (Q4 2010: $8.03 million).  The decrease in net income compared to the same period in 2010 is mainly attributable to lower mine operating income of $13.27 million (Q4 2010: $14.11 million), higher selling, general and administrative expenses of $5.87 million (Q4 2010: $4.58 million), impairment of mineral properties, property, plant and equipment of $1.89 million (Q4 2010: $nil), exploration and evaluation costs of $0.61 million (Q4 2010: $0.20 million) , and income taxes of $6.20 million (Q4 2010: $3.70 million).  The decrease in mine operating income in spite of the contribution from the San Jose mine in 2011 and a higher silver price is explained by lower revenue from base metals of $4 million, negative price adjustments in Caylloma associated with the sharp fall in silver price in the fourth quarter, and higher unit costs of 23% at Caylloma.

Sales, for the fourth quarter ended December 31, 2011 increased by 30% to $31.05 million (Q4 2010: $23.91 million) compared to the same quarter a year ago with San Jose contributing $11.39 million (Q4 2010: $nil). Sales at Caylloma decreased by 18% to $19.66 (Q4 2010: $23.91), in spite of higher silver prices (20%) and higher silver sold (11%), mainly due to lower lead and zinc sold (22% and 13% respectively) with lower lead and zinc prices (23% and 15%, respectively) representing $4.25 million of decreased revenue, and a negative final sales adjustments of $2.33 million (Q4 2010: positive $1.85 million) associated with the sharp fall in silver price in the quarter.

Mine Metal Sold and Prices	QUARTERLY RESULTS
	Three months ended December 31,
	2011			2010
	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated

Silver
Sales (Oz)*	547,542	300,411	847,952	494,451	-	494,451
Net Realized Price (US$/Oz)**	28.58	26.08	27.64	23.73	-	23.73
Gold
Sales (Oz)*	597	2,770	3,367	696	-	696
Net Realized Price (US$/Oz)**	1,245.14	1,227.19	1,229.99	1,031.09	-	1,031.09
Lead
Sales (000's lb)*	4,385	-	4,385	5,605	-	5,605
Net Realized Price (US$/lb)**	0.67	-	0.67	0.87	-	0.87
Zinc
Sales (000's lb)*	5,613	-	5,613	6,487	-	6,487
Net Realized Price (US$/lb)**	0.54	-	0.54	0.64	-	0.64
Copper
Sales (000's lb)*	-	-	-	221	-	221
Net Realized Price (US$/lb)**	-	-	-	3.07	-	3.07

* Contained metal in concentrate. The current and subsequent period may include final settlement quantity adjustments from prior periods.

**Calculated based on contained metals and after deductions, treatment and refining charges

   Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose

   Net realized prices are based on provisional sales and are calculated before government royalties

Cost of sales, for the fourth quarter ended December 31, 2011 increased by 81% to $17.78 million (Q4 2010: $9.80 million) compared to the prior year.  The increase is primarily attributable to the contribution of the San Jose mine which was in production for the full quarter resulting in an overall throughput increase of 82%, and to  23% higher unit production cash costs per tonne of processed ore at Caylloma (Refer to cash cost per silver ounce and cash cost per tonne (non-GAAP financial measures)).

Selling, general and administrative expenses, for the fourth quarter ended December 31, 2011 increased by 28% to $5.87 million (Q4 2010: $4.58 million).  The increase is primarily attributable to share-based payments of $1.20 million (Q4 2010: $0.76 million), a $0.75 million increase in corporate general and administrative expenses, mainly as a result of higher salaries and professional fees related to the growth of the Company, and $0.67 million from Cuzcatlan (Q4 2010: $nil).

	Expressed in $ millions
	Three months ended December 31,
	2011	2010
Corporate general and administrative expenses	$2.90	$2.15
Bateas general and administrative expenses	0.82	1.50
Cuzcatlan general and administrative expenses	0.67	-
Foreign exchange	0.19	0.17
Share-based payments	1.20	0.76
Peruvian workers’ participation	0.09	-
	$5.87	$4.58

Exploration and evaluation costs, for the fourth quarter ended December 31, 2011 increased to $0.61 million (Q4 2010: $0.20 million) as the Company pursues its exploration program.

Impairment of mineral properties, property, plant and equipment, for the fourth quarter ended December 31, 2011, amounted to $1.89 million (Q4 2010: $nil) as the Company has taken an impairment charge related to the Taviche property comprised of: $1.08 million on the tailing dam, $0.14 million on the mine infrastructure, and $0.67 million on equipment, machinery, and buildings.

Net loss on commodity contract, for the fourth quarter ended December 31, 2011, was $0.44 million (Q4 2010: $0.73 million).  The loss is related to short term contracts used to fix the final settlement price on metal contained in concentrate delivered throughout the period.

Interest income, for the fourth quarter ended December 31, 2011 decreased by 3% to $0.16 million (Q4 2010: $0.16 million) as a result of a reduction in cash balances.

Interest expense, for the fourth quarter ended December 31, 2011 decreased by 5% to $0.15 million (Q4 2010: $0.16 million) as a result of a reduction in the balance of finance leases.

Income taxes, for the fourth quarter ended December 31, 2011 increased by 68% to $6.20 million (Q4 2010: $3.70 million) due to higher recorded income at Bateas and deferred tax arising from Cuzcatlan.

Cash cost per silver ounce and cash cost per tonne (non-GAAP financial measures)

Cash cost per ounce and cash cost per tonne are key performance measures that management uses to monitor performance. In addition, cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. Management believes that certain investors use these non-GAAP financial measures to evaluate the Company’s performance. These performance measures have no meaning under International Financial Reporting Standards (“IFRS”) and, therefore, amounts presented may not be comparable to similar data presented by other mining companies.

The following table presents a reconciliation of cash costs per tonne of processed ore and cash cost per ounce of payable silver to the cost of sales in the consolidated financial statements for the three months and years ended December 31, 2011 and 2010.

Consolidated Mine Cash Cost	Expressed in $'000's		Expressed in $'000's
	Q4 2011	YTD Q4 2011	Q4 2010	YTD Q4 2010
Cost of sales [2,3]	17,782	49,030	9,804	34,844
Add / (Subtract)
Change in concentrate inventory	415	2,142	(295)	(305)
Depletion and depreciation in concentrate inventory	(207)	(781)	124	5
Inventory adjustment	-	-	525	290
Government royalties and mining taxes	(385)	(1,322)	(320)	(788)
Workers participation	(436)	(3,141)	(881)	(2,320)
Depletion and depreciation [2]	(3,752)	(9,060)	(1,711)	(6,327)
Cash cost	13,417	36,868	7,246	25,399
Total processed ore (tonnes)	204,248	565,276	112,257	434,656

Cash cost per tonne of processed ore ($/t)	65.69	65.22	64.55	58.43
Cash cost	13,417	36,868	7,246	25,399
Add / (Subtract)
By-product credits [1]	(11,252)	(40,267)	(10,544)	(37,825)
Refining charges	2,234	4,280	410	1,576
Cash cost applicable per payable ounce	4,399	881	(2,888)	(10,850)

Payable silver ounces	860,565	2,352,759	457,712	1,811,102

Cash cost per ounce of payable silver ($/oz)	5.11	0.37	(6.31)	(5.99)

1 By-product credits as included in the provisional sales

2 2010 and 2011 figures in accordance with IFRS

3 includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation

Caylloma Mine Cash Cost	Expressed in $'000's		Expressed in $'000's
	Q4 2011	YTD Q4 2011	Q4 2010	YTD Q4 2010
Cost of sales [2,3]	11,777	42,236	9,804	34,844
Add / (Subtract)
Change in concentrate inventory	92	206	(295)	(305)
Depletion and depreciation in concentrate inventory	(12)	(97)	124	5
Government royalties and mining taxes	(385)	(1,322)	(320)	(788)
Workers participation	(436)	(3,141)	(881)	(2,320)
Depletion and depreciation [2]	(1,764)	(6,919)	(1,711)	(6,327)
Cash cost	9,272	30,963	7,246	25,399
Total processed ore (tonnes)	116,363	448,866	112,257	434,656

Cash cost per tonne of processed ore ($/t)	79.68	68.98	64.55	58.43
Cash cost	9,272	30,963	7,246	25,399
Add / (Subtract)
By-product credits [1]	(6,773)	(34,676)	(10,544)	(37,825)
Refining charges	900	2,590	410	1,576
Cash cost applicable per payable ounce	3,399	(1,123)	(2,888)	(10,850)

Payable silver ounces	509,605	1,908,064	457,712	1,811,102

Cash cost per ounce of payable silver ($/oz)	6.67	(0.59)	(6.31)	(5.99)

1 By-product credits as included in the provisional sales

2 2010 and 2011 figures in accordance with IFRS

3 includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation

San Jose Mine Cash Cost	Expressed in $'000's
	Q4 2011	YTD Q4 2011
Cost of sales [2,3]	6,005	6,794
Add / (Subtract)
Change in concentrate inventory	323	1,936
Depletion and depreciation in concentrate inventory	(195)	(684)
Depletion and depreciation [2]	(1,988)	(2,141)
Cash cost	4,145	5,905
Total processed ore (tonnes)	87,884	116,410

Cash cost per tonne of processed ore ($/t)	47.16	50.73
Cash cost	4,145	5,905
Add / (Subtract)
By-product credits [1]	(4,479)	(5,591)
Refining charges	1,334	1,690
Cash cost applicable per payable ounce	1,000	2,004

Payable silver ounces	350,961	444,695

Cash cost per ounce of payable silver ($/oz)	2.85	4.51

Commercial production commenced on September 1, 2011.

1 By-product credits as included in the provisional sales

2 2010 and 2011 figures in accordance with IFRS

3 includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation

Liquidity and Capital Resources

The capital of the Company consists of equity and available credit facility, net of cash.  The Board of Directors does not establish a quantitative return on capital criteria for management.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company’s cash and cash equivalents as at December 31, 2011 totalled $38.73 million, and short term investments totalled $17.00 million. The $31.87 million decrease (2010: $37.38 million increase) in cash and cash equivalents at December 31, 2011 compared to the end of the prior year is largely due to the use of $45.48 million on the construction of the San Jose mine.  In 2010, the $37.38 million increase in cash is primarily a result of the $74.92 million net proceeds on the issuance of shares. As at December 31, 2011, working capital amounted to $63.90 million (2010: $97.07 million).  The 2011 decrease in working capital reflects: decreases in cash and cash equivalents and short term investments; increases in trade and other payables due to related parties, derivative liabilities, provisions, and current portion of long term liabilities; offset by increases in derivative assets, accounts receivable and other assets, GST/HST and value added tax receivable, inventories.

During the fourth quarter ended December 31, 2011, cash generated by operating activities before changes in non-cash working capital items, income taxes paid, and interest income paid and received was $10.45 million (Q4 2010: $7.60 million).

During the year ended December 31, 2011, cash generated by operating activities before changes in non-cash working capital items, income taxes paid, and interest income paid and received was $49.76 million (2010: $28.68 million). Changes in non-cash working capital items amounted to $33.82 million (2010: $15.33 million), and income taxes paid and interest income paid and received amounted to $14.25 million (2010: $6.97 million), resulting in net cash provided by operating activities of $35.51 million (2010: $21.71 million).

Cash generated by operating activities before changes in working capital, income taxes, and interest income is calculated as follows (expressed in ‘000’s):

Three months ended December 31,			Years ended December 31,
	2011	2010	2011	2010
OPERATING ACTIVITIES
Net income	$ (1,755)	$ 4,333	$ 19,533	$ 16,003
Items not involving cash
Depletion and depreciation	3,943	1,782	9,421	6,462
Accretion of provisions	57	42	173	163
Income tax expense	6,199	3,700	18,802	11,510
Share-based payments (recovery)	475	676	3,682	(501)
Unrealized (gain) on commodity contracts	1,089	(325)	(116)	(2,922)
Write-off of deferred exploration costs	-	443	-	443
Impairment of mineral properties, property, plant and equipment	1,894	-	1,894	-
(Gain) loss on disposal of mineral properties, property, plant and equipment	16	6	(59)	127
Accrued interest on long term loans receivable and payable	7	14	24	50
	11,925	10,671	53,354	31,335
Changes in non-cash working capital items
Accounts receivable and other assets	1,693	(3,091)	(3,085)	(4,788)
Inventories	(2,189)	(144)	(7,273)	(1,536)
Trade and other payables	(963)	165	6,829	3,677
Due to/from related parties	183	(2)	134	(9)
Provisions	(201)	-	(201)	-
Cash provided by operating activities before interest and income taxes	10,448	7,599	49,758	28,679

Cash consumed by the Company for the fourth quarter ended December 31, 2011, in investing activities totalled $31.64 million (Q4 2010: $24.77 million) with $16.24 million (Q4 2010: $14.37 million) for mineral properties, property, plant and equipment, $0.63 million (Q4 2010:  receipts $0.14 million) net advances on deposits on long term assets, $15.05 million (Q4 2010: $9.48 million) net purchases of short term investments, offset by receipts of VAT $0.28 million (Q4 2010: payments $1.13 million), and proceeds on disposal of mineral properties, property, plant and equipment $nil (Q4 2010: $0.07 million).

Cash consumed by the Company, for the year ended December 31, 2011, in investing activities totalled $69.86 million (2010: $58.06 million) with $76.68 million (2010: $36.71 million) for mineral properties, property, plant and equipment, $3.57 million (2010: advances $4.66 million) for net receipts on deposits on long term assets, $3.73 million net redemptions (2010: purchases $13.85 million) of short term investments, payments of VAT of $0.52 million (2010: $2.92 million), and offset by proceeds on disposal of mineral properties, property, plant, and equipment of $0.04 million (2010: $0.08 million).  The total investment in San Jose amounted to $45.48 million.

During the fourth quarter ended December 31, 2011, cash provided by financing activities totalled $1.95 million (Q4 2010: $42.73 million) with repayment of finance lease obligations of $0.30 million (Q4 2010: $0.26 million), offset by cash provided by net proceeds on the issuance of common shares of $2.25 million (Q4 2010: $42.99 million).

During the year ended December 31, 2011, cash provided by financing activities totalled $2.48 million (2010: $73.74 million) with repayment of finance lease obligations of $1.18 million (2010: $1.18 million), offset by cash provided by net proceeds on the issuance of common shares of $3.66 million (2010: $74.92 million).

In 2010, the Company entered into a credit agreement with the Bank of Nova Scotia for a $20 million senior secured revolving credit facility (“credit facility”) to be refinanced or repaid on or within two and one-half years or before December 2012.  The credit facility is secured by a first ranking lien on Bateas and its assets and bears interest and fees at prevailing market rates. In the event that utilization under the credit facility is less than $10 million, a commitment fee of 1.50% per annum is payable quarterly on the unutilized portion of the available credit facility.  No funds were drawn from this credit facility during the year.

The Company has raised funds from two prospectus financings in 2010.  The details of the expected use of proceeds and actual use of proceeds are discussed below.

Prospectus February 18, 2010 Closed March 2, 2010				Prospectus December 17, 2010 Closed December 23, 2010
	San Jose Project Financing				San Jose Project Financing**
	Expressed in CAD $ millions				Expressed in CAD $ millions
	Expected Use of Proceeds*	Actual Use of Proceeds**	Variance		Expected Use of Proceeds*	Actual Use of Proceeds**	Variance
Mine development	$ 6.7	$ 11.2	$ (4.5)	Planned expansion	$ 14.5	$ -	$ 14.5
Processing plant	16.6	30.4	(13.8)	Exploration programs	5.5	10.7	(5.2)
Tailings dam	1.9	4.4	(2.5)	Working Capital	17.7	26.3	(8.6)
Water and Infrastructure	3.0	3.5	(0.5)
Energy supply	-	2.5	(2.5)
Construction management	-	2.5	(2.5)
Total	$ 28.2	$ 54.5	$ (26.3)	Total	$ 37.7	$ 37.0	$ 0.7
*excludes over-allotment				*excludes over-allotment
**US CAD FX rate at 1.0				** funds to be utilized post development

Management believes the Company’s cash position, along with its ongoing operations, in Caylloma and San Jose, and the available credit facility, is sufficient to support the Company’s operating and capital requirements on an ongoing basis. Actual funding requirements may vary from those planned due to further acquisition opportunities. Management believes it will be able to raise equity capital or access debt facilities as required in both the short and long term, but it recognizes the uncertainty attached thereto.

Contractual Obligations

The Company expects the following maturities of its financial liabilities (including interest), finance leases, and other contractual commitments:

	Expressed in $ millions
	Expected payments due by period as at December 31, 2011
	Less than 1 year	1 - 3 years	4 -5 years	After 5 years	Total
Trade and other payables	$ 17.16	$ -	$ -	$ -	$ 17.16
Due to related parties	0.21	-	-	-	0.21
Derivative liabilities	0.09	-	-	-	0.09
Income tax payable	3.92	-	-	-	3.92
Long term liabilities	1.53	2.77	-	-	4.30
Operating leases	0.70	1.41	1.18	0.53	3.82
Provisions	0.73	0.85	0.77	3.73	6.08
	24.34	5.03	1.95	4.26	35.58

Capital Commitments (expressed in $’000’s)

As at December 31, 2011, $8.12 million of capital commitments not disclosed elsewhere in the consolidated financial statements, and forecasted to be expended within one year, includes the following: $5.80 million for the ramp development at the San Jose property located in Mexico; $2.25 million for the tailing dam, concentrator plant and electrical infrastructure renewal, and mine camp development at the Caylloma Property; and $0.08 million for software development.

Other Commitments (expressed in $’000’s)

The Company has a contract to guarantee power supply at its Caylloma mine.  Under the contract, the seller is obligated to deliver a "maximum committed demand" (for the present term this stands at 3,500 Kw) and the Company is obligated to purchase subject to exemptions under provisions of "Force Majeure".  The contract is automatically renewed every two years for a period of 10 years and expiring in 2017.  Renewal can be avoided without penalties by notifying 10 months in advance of renewal date.

Tariffs are established annually by the energy market regulator in accordance with applicable regulations in Peru.

The Company, jointly with Radius Gold Inc., a related party by way of common directors, has entered into an office premise lease located in Canada, effective on November 28, 2011, the date the Company commenced carrying on business in the premises.  The shared office with Radius has been finalized with the Company obligated to pay 50% of the total rent payable. The lease term is eight years with the Company’s annual net rent payable, on 3,195 rentable square feet, as follows:

•

years one to two $111;

•

years three to five $115; and,

•

years six to eight $118.

In addition, estimated operating costs, utilities, and realty taxes is $71 in the first year of occupancy. During 2011, the Company has advanced 50% of the three month security deposit in the amount of $47.

On May 24, 2010, the Company entered into a seven year office premise lease located Peru. The annual rent payable on 1,717 rentable square meters for office space, is as follows:

•

year one $289;

•

year two $297;

•

year three $306; and,

•

years four through seven the lease is subject a minimum annual increase of 3% or the Consumer Price Index published by Bureau of Labor Statistics of the United States Department of Labor, whichever is higher.

The lease also includes the use of additional space for mini-warehouse and parking spots, the obligation for which is $58 per annum for the first year and is subject to an annual increase of 3% as stated above until the end of the lease.

As at December 31, 2011, the Company has advanced rent $159 (2010: $426) and provided a security deposit of $44.

On March 15, 2011, the Company entered into a one year office premise lease located in Mexico with an annual lease obligation of $37.

	Expected payments due by period as at December 31, 2011
	Less than 1 year	1 - 3 years	4 -5 years	After 5 years	Total
Office premises – Canada	181	549	372	359	1,461
Office premises – Peru	363	758	805	172	2,098
Office premises – Mexico	8	-	-	-	8
Total office premises	$ 552	$ 1,307	$ 1,177	$ 531	$ 3,567
Computer equipment – Peru	128	75	-	-	203
Computer equipment – Mexico	16	28	-	-	44
Total computer equipment	$ 144	$ 103	$ -	$ -	$ 247
Total operating leases	$ 696	$ 1,410	$ 1,177	$ 531	$ 3,814

On February 17, 2012, the Company entered into a one year office premise lease, effective March 1, 2012, located in Mexico with an annual lease obligation of $18.

Other Contingencies (expressed in $’000’s)

In February 2009, the Environmental Assessment and Oversight Agency (“OEFA”) in Peru, alleged the Company had five violations: two were for breaches of recommendations; two for excess of total suspended solids in water over the maximum allowable; and an alleged unauthorized discharge of effluent.  The Ministry of Energy and Mines in Peru (“OSINERGMIN”) decided to close the two alleged violations for failure to adopt recommendations and punish the Company for the three alleged violations and imposed a fine of $200 in 2010. The Company appealed on June 23, 2010.  Subsequent to December 31, 2011 and on February 22, 2012, the alleged unauthorized discharge of effluent was dismissed and confirmed a fine of $133 for the two alleged violations of excess of total suspended solids in water over the maximum allowable. The Company is proceeding with an administrative appeal to the Ministry of Energy and Mines in Peru (“OSINERGMIN”) for the remaining two alleged offenses.  The Company believes it is more likely than not that it will defend itself successfully in the claims and therefore has not recorded a provision for the potential exposure relating to these alleged violations.

Guarantees and Indemnifications (expressed in $’000’s)

The Company may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made. Indemnifications that the Company has provided include obligation to indemnify:

➢

directors and officers of the Company and its subsidiaries for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company;

➢

certain vendors of acquired company for obligations that may or may not have been known at the date of the transaction; and,

➢

the dollar value cannot be reasonably estimated.

The Caylloma mine closure plan was approved in November 2009 with total closure costs of $3,587 of which $1,756 is subject to annual collateral in the form of a letter of guarantee, to be awarded each year in increments of $146 over 12 years based on the estimated life of the mine.

Banco Bilbao Vizcaya Argentaria, S.A., a third party, has established a bank letter of guarantee on behalf of Bateas in favor of the Peruvian mining regulatory agency in compliance with local regulation associated with the approved Bateas’ mine closure plan, for the sum of $439.  This bank letter of guarantee expires 360 days from December 2011.

Banco Bilbao Vizcaya Argentaria, S.A. has also established bank letters of guarantee totalling $54 to provide an annual guarantee associated with an office lease contract and truck rentals.  These bank letters of guarantee were renewed in June 2011 with expiry 360 days to June 2012.

The Company acts as guarantor to finance lease obligations held by two of its mining contractors.  These finance lease contracts are related to the acquisition of mining equipment deployed at the Caylloma mine. As at December 31, 2011, these obligations amounted to $231 with $74 maturing in 2012 and $157 maturing in 2013.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on our financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

Derivatives

	Expressed in $ millions
	December 31, 2011		December 31, 2010

	Assets	Liabilities	Assets	Liabilities
Lead forward contracts	-	0.05	-	0.01
Zinc forward contracts	0.07	-	-	0.01
Silver forward contracts	-	0.04	-	0.11
Total	$ 0.07	$ 0.09	$ -	$ 0.13

The Company occasionally enters into forward commodity contracts as well as put and call option commodity arrangements to secure a minimum price level on part of its zinc and lead metal production.  As at the end of the period no such contracts are outstanding.

Additionally, the Company enters regularly into short term forward and option contracts to fix the final settlement price of metal delivered in concentrates, where the final settlement price is yet to be set at a future quotational period according to contract terms.  The forward sale and option contracts are settled against the arithmetic average of metal spot prices over the month in which the contract matures.  No initial premium associated with these trades has been paid.

Related Party Transactions

Parties are considered to be related if one party has the ability directly, or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.  Parties are also considered to be related if they are subject to common control, related parties may be individuals or corporate entities.  A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.  The consolidated financial statements include the financial statements of Fortuna Silver Mines Inc. and its subsidiaries listed in the following table:

		Equity Interest as at December 31,
Name	Country of Incorporation	2011	2010
Minera Bateas S.A.C.	Peru	100%	100%
Fortuna Silver Mines Peru S.A.C.	Peru	100%	100%
Compania Minera Cuzcatlan SA	Mexico	100%	100%
Fortuna Silver Mexico, S.A. de CV	Mexico	100%	n/a
Fortuna Silver (Barbados) Inc.	Barbados	100%	100%
Continuum Resources Ltd.	Canada	100%	100%

Fortuna Silver Mexico, S.A. de CV was incorporated in 2011.

a)

Purchase of Goods and Services

The Company entered into the following related party transactions:

	Expressed in $’000’s
	Years ended December 31,
Transactions with related parties	2011	2010
Salaries and wages [1,2]	$ 173	$ 174
Other general and administrative expenses [2]	292	185
Leasehold improvements [2]	93	-
	$ 558	$ 359

1 Salaries and wages includes employees’ salaries and benefits charged to the Company based on a percentage of the estimated hours worked for the Company.

2 Radius Gold Inc. (“Radius”) has directors in common with the Company and shares office space, and is reimbursed for salaries and wages, general and administrative costs, and leasehold improvements incurred on behalf of the Company.

During the year ended December 31, 2011, the Company transferred two mining concessions to Focus Ventures Ltd., a Company with directors in common, in exchange for a 1% net smelter return royalty.

During the year ended December 31, 2011, the Company issued 6,756 (2010: 7,813) common shares, at a fair market value of $4.44 (2010: $2.56) per share and paid $0.03 million cash (2010: $0.02 million) to Radius, under the option to acquire a 60% interest in Tlacolula silver project located in the State of Oaxaca, Mexico.

Subsequent to the year ended December 31, 2011 to March 23, 2012, the Company issued 8,605 common shares, at a fair market value of $5.81 per share and paid $0.05 million cash to Radius, under the option to acquire a 60% interest in Tlacolula silver project located in the State of Oaxaca, Mexico.

b)

Key Management Compensation

Key management includes all persons named or performing the duties of Vice-President, Chief Financial Officer, President, Chief Executive Officer, and non-executive Directors of the Company.  The compensation paid or payable to key management for services is shown below:

	Expressed in $’000’s
	Years ended December 31,
	2011	2010
Salaries and other short term employee benefits	$ 3,492	$ 2,633
Directors fees	333	300
Consulting fees	416	174
Share-based payments	4,398	188
	$ 8,639	$ 3,295

The share-based payments includes the change in the deferred share unit (“DSU”) and restricted share unit (“RSU”) fair value over each reporting period and payments made under the DSU and RSU plans and the non-cancellation of share options.

Consulting fees includes fees paid to two non-executive directors in both 2011 and 2010.

c)

Year end Balances arising from Purchases of Goods/Services

Expressed in $’000’s
Amounts due to/(from) related parties	December 31, 2011	December 31, 2010
Owing from a director and officer [3]	$ (36)	$ (1)
Owing to a company with common directors [2]	205	41
	$ 169	$ 40

3 Owing from a director includes non-interest bearing advances to a director and officers at December 31, 2011 and one officer and director at December 31, 2010.

Significant Accounting Judgments and Estimates

The preparation of these consolidated financial statements requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgments and estimates.  The consolidated financial statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods. Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.

Critical Judgments

•

The analysis of the functional currency for each entity of the Company.  In concluding that the United States dollar (“US$”) functional currency for its Peruvian and Mexican entities and the Canadian and Barbados entities have a Canadian dollar (“CAD$”) functional currency, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates.  As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

•

In concluding when commercial production has been achieved, the Company considered the following factors:

•

all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;

•

the mine or mill is operating within eighty percent of design capacity;

•

metallurgical recoveries are achieved within eighty percent of projections; and,

•

the ability to sustain ongoing production of ore at a steady or increasing level.

•

The identification of reportable segments, basis for measurement and disclosure of the segmented information.

•

The determination of estimated useful lives and residual values of tangible and long-lived assets and the measurement of depreciation expense.

•

The identification of impairment indicators, cash generating units and determination of value in use and the write down of tangible and long lived assets.

•

Measurement of financial instruments involve significant judgments related to interpretation of the terms of the instrument, identification, classification, impairment and the overall measurement to approximate fair values.

ii.

Estimates

•

the recoverability of amounts receivable which are included in the consolidated statements of financial position;

•

the estimation of assay grades of metal concentrates sold in the determination of the carrying value of accounts receivable which are included in the consolidated statements of financial position and included as sales in the consolidated statements of income;

•

the carrying value of the short term investments and the recoverability of the carrying value which are included in the consolidated statements of financial position;

•

the determination of net realizable value of inventories on the consolidated statements of financial position;

•

the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of income;

•

the determination of mineral reserves, carrying amount of mineral properties, and depletion of mineral properties included in the consolidated statements of financial position and the related depletion included in the consolidated statements of income;

•

review of tangible and intangible assets carrying value, the determination of whether these assets are impaired and the measurement of impairment charges or reversals which are included in the consolidated statements of income;

•

the determination of the fair value of financial instruments and derivatives included in the consolidated statements of financial position;

•

the fair value estimation of share-based awards included in the consolidated statements of financial position and the inputs used in accounting for share-based compensation expense in the consolidated statements of income;

•

the provision for income taxes which is included in the consolidated statements of income and composition of deferred income tax asset and liabilities included in the consolidated statement of financial position;

•

the recognition of deferred income tax assets, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes included in the consolidated statement of financial position;

•

the inputs used in determining the net present value of the liability for provisions related to decommissioning and restoration included in the consolidated statements of financial position;

•

the inputs used in determining the various commitments and contingencies accrued in the consolidated statements of financial position; and,

•

the assessment of indications of impairment of each mineral properties and related determination of the net realizable value and write-down of those properties where applicable.

Financial Instruments and Related Risks (expressed in 000’s)

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk, and price risk. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

a)

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, short term investments, derivative assets, trade receivable from concentrate sales, other accounts receivables, trade and other payables, due to related parties, and derivative liabilities approximate their fair value due to the relatively short periods to maturity and the terms of these financial instruments.  Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.

The amortized value of long term receivables approximates their fair value as these are measured at the amortized cost using the effective interest method.  The fair value of the lease and long term liabilities is $5,531 as at December 31, 2011.

The analysis of financial instruments that are measured subsequent to initial recognition at fair value can be categorized into Levels 1 to 3 based upon the degree to which the fair value is observable.

•

Level 1 - inputs to the valuation methodology are quoted (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 - inputs to valuation methodology include quoted market prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value of measurement.

The Company has classified the determination of fair value of trade receivable concentrate sales, and derivatives as level 2, as the valuation method used by the Company includes an assessment of assets in quoted markets with significant observable inputs.

Expressed in $’000’s

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 38,730	$ -	$ -	$ 38,730
Short term investments	17,000	-	-	17,000
Trade receivable from concentrate sales	-	11,287	-	11,287
Derivatives	-	(17)	-	(17)
	$ 55,730	$ 11,270	$ -	$ 67,000

There were no changes in the levels during the year ended December 31, 2011.

Expressed in $’000’s
Financial assets (liabilities) at fair value as at December 31, 2010
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 70,298	$ -	$ -	$ 70,298
Short term investments	20,509	-	-	20,509
Trade receivable from concentrate sales	-	12,551	-	12,551
Derivatives	-	(133)	-	(133)
	$ 90,807	$ 12,418	$ -	$ 103,225

There were no changes in the levels during the year ended December 31, 2010.

Accounts receivable includes trade receivable from concentrate sales, provisional price adjustments, and final price adjustments. The fair value of accounts receivable resulting from provisional pricing reflect observable market commodity prices.  Resulting fair value changes to accounts receivable are through sales.  Transactions involving accounts receivable are with counterparties the Company believes are creditworthy.  As such, these accounts receivable are classified within level 2 of the fair value hierarchy.

Derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices.  Resulting fair value changes to derivatives are through net gain (loss) on commodity contracts.  Transactions involving derivatives are with counterparties the Company believes to be creditworthy.

During the year ended December 31, 2011, there have been no changes in the classification of financial assets and liabilities in levels 1, 2, and 3 of the hierarchy.

b)

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada, Peru and Mexico and a portion of its expenses are incurred in Canadian dollars, Nuevo Soles, and Mexican Pesos.  A significant change in the currency exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s income, financial position, or cash flows.  The Company has not hedged its exposure to currency fluctuations.

As at December 31, 2011, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, Nuevo Soles and Mexican Pesos (all amounts are expressed in thousands of Canadian dollars, thousands of Nuevo Soles or thousands of Mexican Pesos):

	Expressed in ‘000’s
	December 31, 2011			December 31, 2010
	Canadian Dollars	Nuevo Soles	Mexican Pesos	Canadian Dollars	Nuevo Soles	Mexican Pesos
Cash and cash equivalents	$ 18,457	S/. 1,396	$ 1,758	$ 54,782	S/. 741	$ 2,201
Accounts receivable and other assets	42	5,657	58,939	71	1,304	42,452
Deposits on long term assets	-	-	-	-	-	24,209
Trade and other payables	(1,580)	(17,993)	(24,310)	(625)	(15,493)	(6,390)
Provisions, current	-	(1,351)	(3,163)	-	-	-
Income tax payable	-	(10,581)	-	-	(11,775)	-
Leases and long term liabilities	(2,691)	-	-	(1,999)	-	-
Provisions	-	(8,079)	(17,494)	-	(9,169)	(19,959)
Total	14,228	(30,951)	15,730	52,229	(34,392)	42,513
Total US$ equivalent	13,950	(11,476)	1,125	52,219	(12,244)	3,440

Based on the above net exposure as at December 31, 2011, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the above currencies would result in an increase or decrease, as follows: impact to other comprehensive income of $1,550 (2010: $5,802) and a net loss of $1,150 (2010: $978).

c)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash and cash equivalents and short term investments are held through large Canadian, international and foreign national financial institutions.  These investments mature at various dates within one year.  All of the Company’s trade accounts receivables are held with large international metals trading companies.

The Company holds derivative contracts with financial institutions and in this regard is exposed to counterparty risk. The Company mitigates this risk by transacting only with reputable financial institutions to minimize credit risk.

The Company’s maximum exposure to credit risk at December 31, 2011 is as follows:

	Expressed in ‘000’s
	December 31, 2011	December 31, 2010
Cash and cash equivalents	$ 38,730	$ 70,298
Short term investments	17,000	20,509
Accounts receivable	14,391	12,551
Derivative assets	70	-
Due from related parties	36	-
GST/HST and value added tax receivable	4,777	3,542
	$ 75,004	$ 106,900

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not declined significantly from the prior year.

d)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows.  The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans.  The Company strives to maintain sufficient liquidity to meet its short term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash, short term investments, and its committed liabilities.

Refer to Contractual Obligations for the expected payments due as at December 31, 2011.

Changes in Accounting Policies including Initial Adoption

The Company is currently assessing the impact of adopting the new accounting standards, noted below, on our consolidated financial statements.

The following standards and amendments to existing standards have been published and are mandatory for the Company’s annual accounting periods beginning January 1, 2012, or later:

i)

New Accounting Standards Impacting on or after January 1, 2012

IFRS 7 Financial Instruments: Disclosures (Amendment)

The amendment, effective for annual periods beginning on or after July 1, 2011, with early application permitted, requires additional quantitative and qualitative disclosures relating to transfers of financial assets, where: financial assets are derecognized in their entirety, but where the entity has a continuing involvement in them; financial assets that are not derecognized in their entirety.

IAS 12 Income Taxes (Amendment)

IAS 12 Income Taxes, amendments regarding Deferred Tax: Recovery of Underlying Assets introduces an exception to the existing principle for the measurement of deferred tax assets and liabilities arising on investment property measured at fair value, and the requirement that deferred tax on non-depreciable assets measured using the revaluation model in IAS 16 should always be measured on a sale basis.  The amendment is effective for annual periods beginning on or after January 1, 2012.

ii)

New Accounting Standards Impacting on or after July 1, 2012

IAS 1 Presentation of Financial Statements (Amendment)

The amendments to IAS 1 Presentation of Financial Statements require companies preparing financial statements in accordance with IFRSs to group together items within OCI that may be reclassified to the profit or loss section of the income statement. The amendments retain the 'one or two statement' approach at the option of the entity and only revise the way other comprehensive income is presented: requiring separate subtotals for those elements which may be 'recycled' (e.g. cash-flow hedging, foreign currency translation), and those elements that will not (e.g. fair value through OCI items under IFRS 9).  In addition, the tax associated with items presented before tax to be shown separately for each of the two groups of OCI items (without changing the option to present items of OCI either before tax or net of tax).

The amendment is effective for annual periods beginning on or after July 1, 2012.

iii)

New Accounting Standards Impacting on or after January 1, 2013

IFRS 7 Financial Instruments: Disclosures in Respect of Offsetting (Amendment)

At its meeting on December 13-15, 2011, the IASB approved amendments to IFRS 7, Financial Instruments: Disclosures, with respect to offsetting financial assets and financial liabilities. The common disclosure requirements issued by the IASB and the FASB in December 2011 are intended to help investors and other users to better assess the effect or potential effect of offsetting arrangements on a company's financial position.  Companies and other entities are required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The required disclosures should be provided retrospectively.

IFRS 10 Consolidated Financial Statements

IFRS 10 Consolidated Financial Statements replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements, and SIC12 Consolidation - Special Purpose Entities.  IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more entities.  This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as a basis for consolidation; (iii) sets out how to apply the principle of control whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements.

IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.  IFRS 10 may be adopted to an earlier accounting period, but in doing so, an entity must disclose the fact that it has early adopted the standard and apply IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities, IAS 27 Separate Financial Statements (as amended in 2011), IAS 28 Investments in Associates and Joint Ventures (as amended in 2011).

IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31 Interest in Joint Ventures and SIC-13 Jointly-Controlled Entities-Non-Monetary Contributions by Venturers.  This standard establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement (joint operations or joint ventures).  This standard is effective for annual periods on or after January 1, 2013, with early adoption permitted.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 combines the disclosure requirements for an entity’s interest in subsidiaries, joint arrangements, associates and structured entities into one comprehensive disclosure standard.  This standard requires the disclosure of information that enable users of financial statements to evaluate the nature of, and risks associated with, its interest in other entities and the effects of those interests on its financial position, financial performance and cash flows.  This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, and entities are permitted to incorporate any of the new disclosures into their financial statements before that date.

IFRS 13 Fair Value Measurement

IFRS 13 Fair Value Measurement provides guidance on how to measure fair value, but does not change when fair value is required or permitted under IFRS.  IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions with the scope of IAS 17 Leases; measurements that have some similarities to fair value that are not fair value, such as net realizable value in IAS 2 Inventories; or value in use IAS 36 Impairment of Assets.  This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

IAS 19 Post-employment Benefits

On June 16, 2011 the IASB issued amendments to IAS 19, Employee Benefit, in order to improve the accounting for pensions and other post-employment benefits.

The amendments make important improvements by:

-

eliminating the option to defer the recognition of gains and losses, known as the ‘corridor method’ or the “deferral and amortization approach”;

-

streamlining the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring re-measurements to be presented in OCI, thereby separating those changes from changes that many perceive to be the result of an entity’s day-to-day operations;

-

enhancing the disclosure requirements for defined benefit plans, providing better information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans.

The amendments are effective for financial years beginning on or after January 1, 2013. Earlier application is permitted.

IAS 27 Separate Financial Statements

IAS 27 has the objective of setting standards to be applied in accounting for investments in subsidiaries, jointly controlled entities, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. This standard will not have an impact on the consolidated financial statements.

IAS 28 Investments in Associates and Joint Ventures

IAS 28 prescribes the accounting for investments in associates and to set the requirements for the application of the equity method when accounting for investments in associates and joint ventures.  This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

iv)

New Accounting Standards Impacting on or after January 1, 2014

IAS 32 Financial Instruments - Presentation in Respect of Offsetting (Amendment)

At its meeting on December 13-15, 2011, the IASB approved amendments to IFRS 7, Financial Instruments: Disclosures, with respect to offsetting financial assets and financial liabilities.  As part of this project the IASB also clarified aspects of IAS 32, Financial Instruments: Presentation. The amendments to IAS 32 address inconsistencies in current practice when applying the requirements.  The amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively.

v)

New Accounting Standards Impacting on or after January 1, 2015

IFRS 9 Financial Instruments - Classification and Measurement

IFRS 9, Financial Instruments: IFRS 9 introduces the new requirements for the classification, measurement and de-recognition of financial assets and financial liabilities. Specifically, IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value, and all financial liabilities classified as subsequently measured at amortized cost except for financial liabilities as at FVTPL. The amendments are effective for annual periods beginning on or after January 1, 2015, with earlier application permitted.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com and the Company’s website at www.fortunasilver.com.

As at March 23, 2012, there are 481,465 DSU outstanding with a fair value of $2.98 million and 265,231 RSU outstanding with a fair value of $1.45 million.

Share Position and Outstanding Warrants and Options

The Company’s outstanding share position as at March 23, 2012 is 125,268,751 common shares. In addition, a total of 3,696,560 incentive stock options are currently outstanding as follows:

Type of Security	No. of Shares	Exercise Price (CAD$)	Expiry Date

Incentive Stock Options:	8,271	$4.46	March 30, 2012
	1,663,651	$4.46	June 8, 2014
	200,000	$1.35	February 5, 2016
	50,000	$2.29	March 30, 2016
	10,000	$1.75	May 8, 2016
	2,500	$0.85	July 5, 2016
	225,000	$1.55	July 5, 2016
	225,000	$1.66	July 10, 2016
	35,000	$0.85	January 11, 2017
	350,000	$2.22	January 11, 2017
	184,138	$6.67	February 20, 2017
	38,000	$0.85	June 27, 2017
	25,000	$0.85	October 24, 2017
	250,000	$0.85	October 5, 2018
	230,000	$0.85	November 5, 2018
	200,000	$0.83	July 6, 2019
TOTAL OUTSTANDING OPTIONS	3,696,560

International Financial Reporting Standards (“IFRS”)

Effective January 1, 2011, Canadian publicly listed entities were required to prepare their financial statements in accordance with IFRS. Due to the requirement to present comparative financial information, the effective transition date is January 1, 2010.   Refer to Note 23 of the consolidated financial statements for the year ended December 31, 2011.

Our IFRS conversion team identified three phases to our conversion: Scoping and Diagnostics, Analysis and Development, and Implementation and Review.

We have now completed our IFRS conversion project through implementation. Review and post-implementation will continue in future periods, as outlined below.

The following outlines our transition project, IFRS transitional impacts and the on-going impact of IFRS on our financial results.

Transitional Financial Impact

Equity Impact

As a result of the policy choices we have selected and the changes we were required to make under IFRS, we have recorded a reduction in our equity of approximately $1.20 million and $3.42 million as at January 1, 2010 and December 31, 2010, respectively. The table below outlines adjustments to our equity on adoption of IFRS on January 1, 2010 and December 31, 2010.

	January 1,	December 31,
Expressed in $ millions	2010	2010
Equity, CAD GAAP	$ 112.56	$ 206.01
Adjustments:
Effect of foreign exchange on inventory, deposits on long term assets, and mineral properties, property, plant and equipment	(2.54)	(5.34)
Deferred income tax adjustments	1.48	1.94
Transfer of accumulated other comprehensive income to retained earnings	2.90	2.90
Reset accumulated other comprehensive income to zero	(2.90)	(2.90)
Adjustment to revise provisions	(0.32)	(0.25)
Adjustment for depletion on mineral properties related to provisons	0.18	0.23
Total IFRS adjustments to Equity	(1.20)	(3.42)
Equity, IFRS	$ 111.36	$ 202.59

Note: There may be differences due to rounding of decimal places

A reconciliation of our comprehensive income under CAD GAAP and IFRS for the year ended December 31, 2010 and a discussion of the impact of IFRS on our cash flows are provided below.

Comprehensive Income Impact

As a result of the policy choices we have selected and the changes we were required to make under IFRS, we have also recorded an increase in our net income of approximately $3.0 million for the year ended December 31, 2010. We have recorded a decrease in our total comprehensive income of approximately $2.2 million for the year ended December 31, 2010.

The following is a summary of the adjustments to comprehensive income for year ended December 31, 2010 under IFRS (all of which are outlined in the notes to our consolidated financial statements):

	Year ended December 31, 2010
expressed in $ millions	CAD GAAP	Effect of Transition to IFRS	IFRS
Income (loss) for the year	$ 13.0	$ 3.0	$ 16.0
Other comprehensive income (loss)
Transfer of unrealized loss to a realized loss upon reduction of net investment, net of taxes	2.1	(2.1)	-
Unrealized (loss) gain on translation to presentation currency on foreign operations	5.9	(3.2)	2.7
Other comprehensive income	8.0	(5.3)	2.7
Total comprehensive income for the year	$ 20.9	$ (2.2)	$ 18.7

Note: There may be differences due to rounding of decimal places

Cash Flow Impact

The adoption of IFRS has had no material impact on the net cash flows of the Company.  The changes made to the Consolidated Statements of Financial Position and Consolidated Statements of Comprehensive Income have resulted in reclassifications of various amounts on the Consolidated Statements of Cash Flows, however there is no net impact on cash and cash equivalents.

Financial Statement Presentation Changes

The transition to IFRS has resulted in financial statement presentation changes in our financial statements, most significantly on the consolidated statement of income. The changes to the balance sheet relate mainly to the combining of mineral properties, property, plant and equipment and renaming of asset retirement obligations to provisions; future income tax liability to deferred income tax liabilities; and contributed surplus to share option and warrant reserve.

The following is a summary of the significant changes to our consolidated statement of income:

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expenses by function and nature – our statement of income presents expenses by function.  Accordingly, depreciation, depletion, and accretion are no longer presented as a separate line item on the statement of income but depreciation and depletion are included in cost of sales. Accretion of provisions is included in interest expense;

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government royalties to cost of sales from selling, general and administrative expenses;

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distribution costs to cost of sales from selling, general and administrative expenses;

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community relation costs to cost of sales from selling, general and administrative expenses;

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other income and expenses from interest and other income and expenses to selling, general and administrative expenses;

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interest expense includes interest on debt financing and accretion of provisions; and,

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current workers participation from income tax to cost of sales and selling, general and administrative expenses.

In addition, exploration and evaluation costs moved from selling, general and administrative expenses.

The above changes are reclassifications within our statement of income so there is no net impact to our income as a result of these changes.

Control Activities

For all changes to policies and procedures that have been identified, the effectiveness of internal controls over financial reporting and disclosure controls and procedures has been assessed and any changes have been implemented. In addition, controls over the IFRS changeover process have been implemented, as necessary. We have identified and implemented the required accounting process changes that resulted from the application of IFRS accounting policies and these changes were not material. We have completed the design, implementation and documentation of the internal controls over accounting process changes resulting from the application of IFRS accounting policies and these changes were not material.  We applied our existing control framework to the IFRS changeover process. All accounting policy changes and transitional financial position impacts were subject to review by senior management and the Audit Committee of the Board of Directors.

Business Activities and Key Performance Measures

We have assessed the impact of the IFRS transition project on our financial covenants and key ratios. The transition did not significantly impact our covenants and key ratios that have an equity component.

We have also reviewed the impact of the IFRS transition project on our compensation arrangements. We have identified compensation arrangements that are calculated based on indicators in our financial statements. We are continuing to work with our Human Resources department to ensure that all compensation arrangements incorporate indicators from our financial statements prepared under IFRS in accordance with our compensation policies.

Information Technology and Systems

The IFRS transition project did not have a significant impact on our information systems for the convergence periods. We also do not expect significant changes in the post-convergence periods.

Review

The post-implementation phase will involve continuous monitoring of changes in IFRS in future periods. We note that the standard-setting bodies that determine IFRS have significant ongoing projects that could impact the IFRS accounting policies that we have selected. In particular, there may be additional new or revised IFRSs or IFRICs in relation to financial instruments, hedge accounting, discontinued operations, leases and revenue recognition. We also note that the International Accounting Standards Board is currently working on an extractive industries project, which could significantly impact our financial statements primarily in the areas of capitalization of exploration costs and disclosures. We have processes in place to ensure that potential changes are monitored and evaluated. The impact of any new IFRSs and IFRIC Interpretations will be evaluated as they are drafted and published.

Other Risks and Uncertainties

There have been no major changes from the reported risks factors outlined in the Annual Information Form for the financial year ended December 31, 2011.

Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s  disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators (“CSA”) as of December 31, 2011, and have concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 and Canadian securities laws is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and Canadian securities laws and (ii) accumulated and communicated to them Company’s  management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability and integrity of the Company’s financial information and the preparation of its financial statements in accordance with IFRS as issued by the IASB.

The Company’s management, including its CEO and CFO, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis.  Also, projection of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

There has been no change in the Company’s internal control over financial reporting that occurred during the year that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management concludes that, as of December 31, 2011, the Company’s internal control over financial reporting was effective and no material weaknesses were identified.

Outlook

San Jose Mine, Mexico

Exploration at San Jose in 2012 will continue to focus on the evaluation and advancement of multiple mineral occurrences outlined through mapping and stream and soil sampling on the 58,000 hectare land package the Company controls in the area surrounding the San Jose Mine.  A 15,000 meter drill program has been budgeted for the year to drill test new targets and follow-up on the results of the 2011 program.

Caylloma Mine, Peru

For 2012, the mine is scheduled to produce 2 million ounces of silver with additional by-product gold, lead and zinc.  Capital projects budgeted for the year total $25 million and include a new tailings facility with total holding capacity for seventeen years, camp improvements, upgrading of the power grid and plant equipment and infrastructure optimizations.

2012 Production Guidance

For 2012, the Company is scheduled to produce 3.7 million ounces of silver and 17,400 ounces of gold production or 4.6 million Ag Eq ounces plus base metal credits.

Mine	Silver (M oz)	Gold (k oz)	Zinc (M lbs)	Lead (M lbs)
Caylloma, Peru	2.0	2.4	21.0	18.0
San Jose, Mexico	1.7	15.0	--	--
Total:	3.7	17.4	21.0	18.0

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2012 forecast silver production of  3.7 million ounces and gold production of 17,400 ounces or 4.6 million Ag Eq ounces plus base metal credits (Ag = US$30/oz, Au = US$1,660/oz; metallurgical recoveries of 88% and 90% for Ag and Au respectively)

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Ag Eq = Silver Equivalent

Mining tax in Peru

Effective October 1, 2011, the Peruvian Government approved a change in the tax law for the mining sector which consists of a progressive royalty scheme based on operating margins.  Management expects that the impact on taxes paid by its Peruvian subsidiary under the current metal price environment will be between 2 and 3 added percentage points on the total royalty and mining tax.

Cautionary Statement on Forward-Looking Statements

Certain statements contained in this MD&A and any documents incorporated by reference into this MD&A constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”).  Forward-looking statements express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) and are not statements of historical fact. Forward-looking statements relate to, among other things:

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mineral “reserves” and “resources” as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future;

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timing of the completion of construction activities at the Company’s properties and their completion on budget;

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production rates at the Company’s properties;

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cash cost estimates;

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timing to achieve full production capacity at the Company’s properties;

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timing for completion of infrastructure upgrades related to the Company’s properties;

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timing for delivery of materials and equipment for the Company’s properties; and

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the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as at the date of such statements, are inherently subject to significant business, economic, social, political and competitive uncertainties and contingencies and other factors that could cause actual results or events to differ materially from those projected in the forward-looking statements. The estimates and assumptions of the Company contained or incorporated by reference in this MD&A which may prove to be incorrect, include, but are not limited to, (1) that all required third party contractual, regulatory and governmental approvals will be obtained for the development, construction and production of its properties, (2) there being no significant disruptions affecting operations, whether due to labor disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (3) permitting, development, expansion and power supply proceeding on a basis consistent with the Company’s current expectations; (4) currency exchange rates being approximately consistent with current levels; (5) certain price assumptions for silver, lead, zinc and copper; (6) prices for and availability of natural gas, fuel oil, electricity, parts and equipment and other key supplies remaining consistent with current levels; (7) production forecasts meeting expectations; (8) the accuracy of the Company’s current mineral resource and reserve estimates; (9) labor and materials costs increasing on a basis consistent with the Company’s current expectations; and (10) assumptions made and judgments used in engineering and geological interpretation.

In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico, the United States, Peru or other countries in which the Company does or may carry on business; the possibility of cost overruns or unanticipated expenses; fluctuations in silver, lead, zinc and copper prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; currency exchange rate fluctuations; competition; and other risks and uncertainties, including those described in the “Risks and Uncertainties” section in the MD&A and in the “Risk Factors” section in the Company’s Annual Information Form for the financial year ended December 31, 2011 filed with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission and available at www.sedar.com and www.edgar.gov.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. These forward-looking statements are made as of the date of this MD&A. There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.